SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1

                 TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)


                      DAIMLER-BENZ AKTIENGESELLSCHAFT
                         (Name of Subject Company)

                             DAIMLERCHRYSLER AG
                                  (Bidder)


                       ORDINARY SHARES, NO PAR VALUE
                                    and
                         AMERICAN DEPOSITARY SHARES
             EACH REPRESENTING ONE ORDINARY SHARE, NO PAR VALUE
                       (Title of Class of Securities)


                                D16668 10 1
                      (CINS Number of Ordinary Shares)
                                    and
                                233829 30 8
                (CUSIP Number of American Depositary Shares)


                           MR. TIMOTHEUS R. POHL
                   DAIMLER-BENZ NORTH AMERICA CORPORATION
                              375 PARK AVENUE
                          NEW YORK, NEW YORK 10152
                                    USA
                               (212) 909-9700
    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidder)


                                 Copies to:

         J. MICHAEL SCHELL, ESQ.                   DR. SIEGFRIED SCHWUNG
         MARGARET L. WOLFF, ESQ.              DAIMLER-BENZ AKTIENGESELLSCHAFT
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP            EPPLESTRASSE 225
             919 THIRD AVENUE                         70567 STUTTGART
         NEW YORK, NEW YORK 10022                         GERMANY
                   USA                                011-49-711-17-0
             (212) 735-3000

                              OCTOBER 26, 1998



           This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of DaimlerChrysler AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("DaimlerChrysler AG"), initially filed on September 24, 1998 relates to the offer by DaimlerChrysler AG (i) to exchange one Ordinary Share, no par value (a "DaimlerChrysler Ordinary Share"), of DaimlerChrysler AG for each outstanding Ordinary Share, no par value (a "Daimler-Benz Ordinary Share"), of Daimler-Benz Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Daimler-Benz"), and (ii) to exchange one DaimlerChrysler Ordinary Share for each outstanding American Depositary Share of Daimler-Benz, each representing one Daimler-Benz Ordinary Share (a "Daimler-Benz ADS"); provided that, if at least 90% of the then issued and outstanding Daimler-Benz Ordinary Shares, including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs, are tendered, then each exchanging holder will receive 1.005 DaimlerChrysler Ordinary Shares, upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated September 24, 1998, of DaimlerChrysler AG and in the related Letter of Transmittal.


 ITEM 10.  ADDITIONAL INFORMATION.

           Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

                "On October 26, 1998, Daimler-Benz issued a press release announcing that, as of 12:00 Noon, New York City time, on Friday, October 23, 1998, approximately 97% of the outstanding Daimler-Benz Ordinary Shares, including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs, had been tendered in the Daimler-Benz Exchange Offer. Accordingly, based on the expectation that the 90% minimum tender condition will remain satisfied, DaimlerChrysler AG has increased the Daimler-Benz Exchange Offer Ratio to 1.005 from 1. DaimlerChrysler AG also extended the Daimler-Benz Exchange Offer as a result of the increase in consideration until 12:00 Noon, New York City time, on Friday, November 6, 1998. The Daimler-Benz Exchange Offer had previously been scheduled to expire at 12:00 Noon, New York City time, on Friday, October 23, 1998. A copy of the press release issued by Daimler-Benz announcing the extension of the Daimler-Benz Exchange Offer is attached hereto as Exhibit (a)(10)(i) and incorporated herein by reference."


 ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by adding the following
 Exhibits:

           (a)(10)(i)   -  Press Release issued by Daimler-Benz on
                           October 26, 1998.



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 DaimlerChrysler AG


                                 By:  /s/ Dr. Thomas Sonnenberg
                                     _______________________________
                                     Dr. Thomas Sonnenberg
                                     Member of the Management Board



 Dated: October 26, 1998



                               EXHIBIT INDEX

 EXHIBIT
    NO.
 ---------

 (a)(10)(i)    -   Press Release issued by Daimler-Benz on October 26, 1998.